Exhibit 99.5

March 21, 2024

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

COMISION NACIONAL BANCARIA Y DE VALORES

NEW YORK STOCK EXCHANGE

Dear Sirs:

The undersigned, ALEJANDRO PUCHEU ROMERO, in my capacity as secretary of the board of directors of CORPORACION INMOBILIARIA VESTA, S.A.B. DE C.V, (the "Company"), under oath of truth and in order to comply with the provisions of article 33 section I, subsection a) 4 of the General Provisions Applicable to Securities Issuers and other Participants in the Securities Market, I hereby certify with respect to the Company and its subsidiaries, means, the companies: (i) QVC, S. de R.L. of C.V.; (ii) QVCII, S. de R.L. of C.V.; (iii) Vesta Querétaro, S. de R.L. of C.V.; (iv) Vesta Bajío, S. de R.L. of C.V.; (v) Vesta Baja California, S. de R.L. of C.V.; (vi) Proyectos Aeroespaciales, S. de R.L. of C.V.; (vii) WTN Desarrollos Inmobiliarios de México, S. de R.L. of C.V. (viii) Vesta Management, S. de R.L. de C.V., (ix) Vesta DSP, S. de R.L. de C.V., (x) Ener Vesta, S. de R.L. de C.V., and (xi) Administration and Maintenance Services Vesta, S. de R.L. de C.V., (the "Subsidiaries"), which as of this date are up to date in their corporate books, including: (a) meeting minutes book, (b) share registry book, (c) board administration minute book (except in cases of subsidiaries managed by a sole director), and (d) social capital book.

Regards

/s/

Lic. Alejandro Pucheu Romero

Secretary of the Board of Directors